UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fidelity & Guaranty Life
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

315785 105
(CUSIP Number)

Omar M. Asali
President
Harbinger Group Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315785 105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315785 105	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Holdco II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315785 105	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D is being filed to amend the Schedule 13D by the undersigned filed on January 3, 2014 (as amended, “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Fidelity & Guaranty Life (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fleet Street, 6th Floor, Baltimore, Maryland 21202.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”) and FS Holdco II Ltd., a corporation organized under the laws of the Cayman Islands and a wholly-owned subsidiary of HGI (“FSH”, and together with HGI, the “Reporting Persons”). The Shares reported in this Schedule 13D are directly held by FSH. HGI does not directly own any securities of the Issuer. However, as a result of FSH being the wholly-owned subsidiary of HGI, HGI may be deemed to beneficially own securities of the Issuer directly owned by FSH.  The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HGI and FSH is listed on Schedule A hereto under the heading “HGI and FSH Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Persons, the “HGI Persons”). HGI is a holding company and has its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022. FSH is a holding company and has its principal business address located at Sterling House, 16 Wesley Street, Hamilton HM 11, Bermuda. Certain of the Controlling Persons may from time to time own securities of the Issuer that are not beneficially owned by the Reporting Persons.

(d) None of the HGI Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HGI Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 does not include information with respect to Mr. Philip A. Falcone because such person has resigned his position with HGI effective as of December 1, 2014. As a result, Mr. Falcone may no longer be deemed to own five percent or more of the outstanding Shares as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

No material change.

CUSIP No. 315785 105	SCHEDULE 13D	Page 5 of 6

Item 4. Purpose of the Transaction

No material change.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

References to percentage ownerships of Shares in this Schedule 13D are based upon the 58,462,949 Shares stated to be outstanding as of November 17, 2014 by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on November 19, 2014. The Shares reported in this Schedule 13D are held in the name of FSH. Other than any beneficial ownership which may be deemed to exist as a result of the relationships around the Reporting Persons discussed herein (which beneficial ownership is disclaimed), the Instruction C Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 47,000,000 Shares, constituting 80.4% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 47,000,000 Shares; has sole power to dispose or direct the disposition of none of the Shares; and may be deemed to have shared power to dispose or direct the disposition of 47,000,000 Shares.

(a, b) As of the date hereof, FSH may be deemed to be the beneficial owner of 47,000,000 Shares, constituting 80.4% of the outstanding Shares.

FSH has the sole power to vote or direct the vote of 47,000,000 of the Shares and has sole power to dispose or direct the disposition of 47,000,000 of the Shares.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(e) See Item 2 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

CUSIP No. 315785 105	SCHEDULE 13D	Page 6 of 6

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

Schedule A

HGI and FSH Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Omar M. Asali	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director and President of HGI; director and President of FSH
Joseph S. Steinberg	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director, Chairman of the Board of HGI
Thomas A. Williams	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer of HGI; director and Chief Financial Officer of FSH
David M. Maura	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Executive Vice President & Director of HGI
Michael Sena	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Senior Vice President and Chief Accounting Officer of HGI
Frank Ianna	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HGI
Gerald Luterman	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HGI
Eugene I. Davis	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HGI
Andrew Whittaker	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HGI
Kostas Cheliotis	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Senior Vice President and Deputy General Counsel of HGI; Director of FSH
Phillip J. Gass	c/o FS Holdco Ltd. Sterling House 16 Wesley Street Hamilton HM 11 Bermuda	US	Director of FSH

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2014

HARBINGER GROUP INC.

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President and Chief Financial Officer

FS HOLDCO II LTD.

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Chief Financial Officer

/s/ Philip A. Falcone
Philip A. Falcone